KENILWORTH
S Y S T E M S    C O R P O R A T I O N

Herbert Lindo	Phone:	(516) 741-1352
Chairman & CEO	Facsimile:	(516) 741-7194

February 28, 2007

Securities and Exchange Commission
Washington, DC  20549

Re:                             Commission File No.: 0-08962
Letters of Effie Simpson, Staff Accountant, dated February 13, 2007 and February 22,
2007 (the “Comment Letters”) regarding Form 8-K/A filed February 22, 2007

With respect to the Comment Letters, Kenilworth Systems Corporation (the “Company”) is filing simultaneously herewith Amendment No. 2 to its Form 8-K.  The Company believes that the amendment is fully responsive to the comments contained in the Comment Letters.  In particular, the Company advises the Staff as follows:

Letter dated February 13, 2007:

SEC Comment 1:

You should file an Item 4.01 Form 8-K immediately to report the resignation, if true, of Demetrius & Company that fully complies with Item 304 of Regulation S-B.  You should specifically state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304 of Regulation S-B.  The filing was due on the fifth day following the date the relationship ceased.  The disclosure should also indicate whether the board of directors recommended or approved the decision to change accountants.

Company’s Response:

The Form 8-K amendment fully complies with Item 304 of Regulation S-B.  Amendment No. 2 indicates that the Company’s Board of Directors accepted the resignation of Demetrius & Company, L.L.C. and approved the engagement of KGS, LLP.

SEC Comment 2:

In addition, Item 304 of Regulation S-B requires a statement whether the accountant’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification.  This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report.

Company’s Response:

The Form 8-K amendment is responsive to the Staff’s comments.

SEC Comment 3:

The disclosure should also state whether during the registrant’s two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.  In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304 of Regulation S-B.

Company’s Response:

The Form 8-K amendment is responsive to the Staff’s comments.

SEC Comment 4:

Please file a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K.  In order for the former accountants to file the letter required by Item 304, a copy of the filing should be furnished to them as soon as possible, but no later than the date you file the Form 8-K with the Commission.  The accountants confirming letter should be filed with an amended Form 8-K on Exhibit 16 within two business days of receipt but no later than ten business days after filing the Form 8-K.

Company’s Response:

A letter from Demetrius & Company, L.L.C. with regard to the revised disclosure contained in Amendment No. 2 is included as Exhibit 16 thereto.

Letter dated February 22, 2007:

SEC Comment 1:

The disclosure should also indicate whether the board of directors recommended or approved the decision to change accountants.

Company’s response:

Amendment No. 2 to the Form 8-K indicates that the Company’s Board of Directors accepted the resignation of Demetrius & Company, L.L.C. and approved the engagement of KGS, LLP.

SEC Comment 2:

Please repeat all the revised disclosures included in Form 8-K/A filed on February 22, 2007.

Company’s response:

All of the revised disclosures included in Form 8-K/A filed on February 22, 2007 are included in Amendment No. 2.

SEC Comment 3:

Please file a letter from your former accountant indicating whether or not they agree with your revised disclosures. The accountants confirming letter should be filed with an amended Form 8-K on Exhibit 16 within two business days of receipt but no later than ten business days after filing the Form 8-K.

Company’s response:

A letter from Demetrius & Company, L.L.C. with regard to the revised disclosure contained in Amendment No. 2 is included as Exhibit 16 thereto.

The Company acknowledges the following:

•      The Company is responsible for the adequacy and accuracy of the disclosures in its filings.

•                  Staff comments or changes to disclosure in response to staff comments in filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

KENILWORTH SYSTEMS CORPORATION

/s/ HERBERT LINDO
Herbert Lindo, Chairman and CEO